UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached as Exhibit 1 to this Report on Form 6-K is the Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2009 of Paragon Shipping Inc. (the "Company"), capitalization table and unaudited interim condensed consolidated financial statements of the Company for the six months ended June 30, 2009 and the accompanying notes thereto.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-152979) that was declared effective on August 21, 2008 and related prospectus supplement, dated June 5, 2009.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2009 and 2008. Unless otherwise specified herein, references to the "Company" or "we" shall include Paragon Shipping Inc. and its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our management's discussion and analysis of financial condition and results of operation, please see our annual report on Form 20-F for the year ended December 31, 2008. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are Paragon Shipping Inc., a company incorporated in the Republic of the Marshall Islands in April 2006 to provide drybulk shipping services worldwide. We are a provider of international seaborne transportation services, carrying various drybulk cargoes including iron ore, coal, grain, bauxite, phosphate and fertilizers. We commenced operations in December 2006 and completed our initial public offering in August 2007. Our current fleet consists of seven Panamax drybulk carriers, two Supramax drybulk carriers and three Handymax drybulk carriers, one of which we have agreed to sell to an unrelated third party during the third quarter of 2009.

Vessel Management

Allseas Marine is responsible for all commercial and technical management functions for our fleet. Allseas is an affiliate of our chairman and chief executive officer, Michael Bodouroglou.

We primarily employ our vessels on period charters. We may also employ our vessels in the spot charter market, on voyage charters or trip time charters, which generally last from 10 days to three months.

A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed upon total amount. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A spot market trip time charter and a period time charter are generally contracts to charter a vessel for a fixed period of time at a set daily rate. Under trip time charters and period time charters, the charterer pays voyage expenses. Whether our drybulk carriers are employed in the spot market or on time charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•
Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned including off-hire days associated with major repairs, dry dockings or special or intermediate surveys. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

•
Voyage days (also referred to as available days). We define voyage days as the total number of days in a period during which each vessel in the fleet was owned net of off-hire days associated with major repairs, dry dockings or special or intermediate surveys. The shipping industry uses voyage days to measure the number of days in a period during which vessels actually generate revenues.

•
Fleet utilization. We calculate fleet utilization by dividing the number of voyage days during a period by the number of calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry dockings or special or intermediate surveys.

•
Charter contracts. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges, and bunkers (fuel) expenses, but the vessel owner pays the vessel operating expenses and commissions on gross voyage revenues. In the case of a spot market charter, the vessel owner pays voyage expenses (less specified amounts, if any, covered by the voyage charterer), commissions on gross revenues and vessel operating expenses. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and year to year basis and may be substantially higher or lower from a prior time charter contract when the subject vessel is seeking to renew that prior charter or enter into a new charter with another charterer. Fluctuations in charter rates are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Time Charter Revenues

Time charter revenues are driven primarily by the number of vessels that we have in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk carrier market and other factors affecting spot market charter rates for our vessels.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more meaningful representation of the revenues generated by our vessels. Please see section headed "Time Charter Equivalents Reconciliation."

Out of Market Acquired Time Charters

When vessels are acquired with time charters attached and the charter rate on such charters is above or below market, we include the fair value of the above or below market charter in the cost of the vessel on a relative fair value basis and record a corresponding asset or liability for the above or below market charter. The fair value is computed as the present value of the difference between the contractual amount to be received over the term of the time charter and the management's estimate of the then current market charter rate for equivalent vessels at the time of acquisition. The asset or liability recorded is amortized over the remaining period of the time charter as a reduction or addition to time charter revenue.

Vessel Operating Expenses

Our vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, other miscellaneous expenses and drydocking. We anticipate that our vessel operating expenses, which generally represent fixed costs, will fluctuate based primarily upon the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance and difficulty in obtaining crew, may also cause these expenses to increase.

Dry-docking expenses

We expense drydocking costs as incurred as we believe that the direct expense method eliminates the significant amount of time and subjectivity that is needed to determine which costs and activities related to dry-docking should be deferred.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less estimated residual value.

Management Fees

We pay Allseas management fees that are adjusted according to the management agreements based on the Euro/U.S. dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end on the previous calendar quarter.

We entered into an administrative service agreement with Allseas on November 12, 2008. Under the agreement, Allseas will provide telecommunication services, secretarial and reception personnel and equipment, security facilities and cleaning for our offices, and information technology services. The agreement provides that all costs and expenses incurred in connection with the provision of the above services by Allseas be reimbursed on a quarterly basis.

For each of the six months ended June 30, 2009 and June 30, 2008, an additional amount of $100,000 was paid to Allseas for legal, accounting and finance services that were provided during the period as per the accounting agreement dated February 19, 2008.

General and Administrative Expenses

General and administrative expenses include share based compensation. In addition, general and administrative expenses include the cost of remuneration to directors and officers, a bonus award for executive officers, other professional services, fares and traveling expenses, directors and officers insurance and other expenses for our operations.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel specific debt relating to the acquisition of our vessels.

Six months ended June 30, 2009 and June 30, 2008

The average daily TCE rate of our fleet of vessels acquired and delivered as of June 30, 2009 was $37,004 for the six months ended June 30, 2009. The average daily TCE rate for the fleet of 11 vessels acquired and delivered as of June 30, 2008 was $39,063 for the six months ended June 30, 2008. The decrease in the average daily TCE rate of our fleet reflects mainly the lower time charter rates prevailing in the market during the first half of 2009 compared to the same period in 2008, offset slightly by the change in the composition of our fleet of vessels during the six months ended June 30, 2009, which consisted of seven Panamax drybulk carriers, three Handymax drybulk carriers and two Supramax drybulk carriers operating for an aggregate of 2,172 calendar days during the six months ended June 30, 2009, compared with seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier operating for an aggregate of 2,002 calendar days during the six months ended June 30, 2008.

The following analysis exhibits the primary driver of differences between these periods.

•
Time charter revenue—Time charter revenue, for the six months ended June 30, 2009, was $83.9 million, compared to $81.1 million for the six months ended June 30, 2008. The increase in time charter revenue reflects principally the increase in the average number of vessels in our fleet from 11, for the six months ended June 30, 2008, to 12 for the six months ended June 30, 2009, and a corresponding increase in the number of calendar days of our fleet from 2,002, for the six months ended June 30, 2008, to 2,172 for the six months ended June 30, 2009. The daily average TCE rate and the fleet utilization rate, for the six months ended June 30, 2009, was $37,004 and 99%, respectively, compared to a $39,063 daily average time charter equivalent and 99% utilization rate for the six months ended June 30, 2008. The amortization of below and above market acquired time charters increased total net revenue by $9.2 million for the six months ended June 30, 2009, compared to $15.1 million for the six months ended June 30, 2008. After deducting commissions of $4.4 million, we had net revenue of $79.4 million, for the six months ended June 30, 2009, compared to $77.4 million net revenue after deducting commissions of $3.7 million for the six months ended June 30, 2008. The increase in commissions for the six months ended June 30, 2009, compared to commissions for the six months ended June 30, 2008, is mainly due to the increase in the average number of vessels and the number of calendar days of our fleet. The charter rates earned by the vessels may be negatively affected in the future following expiration of current charters if the current weak charter market environment persists or worsens.

•
Vessel operating expenses—Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, for the six months ended June 30, 2009 amounted to $10.1 million, compared to $9.0 million for the six months ended June 30, 2008 primarily as a result of the addition of MV Friendly Seas which was delivered in August 2008, the corresponding increase in the number of calendar days in our fleet and crewing costs for the six months ended June 30, 2009, compared to the six months ended June 30, 2008,and a general increase in the costs of these services. Vessel operating expenses also including manning agency expenses charged by a related party of $100,200 and $64,865 for the six months ended June 30, 2009 and 2008, respectively.

•
Dry-docking expenses—We incurred an aggregate of $64,257 in dry-docking expenses for the six months ended June 30, 2009, compared to $622,458 in dry-docking expenses for the six months ended June 30, 2008. During the six months ended June 30, 2009 the aggregate amount of $64,257 was mainly due to four vessels in our fleet that underwent underwater inspection in lieu of dry-docking. The cost of $622,458 for the six months ended June 30, 2008 was due to the dry-docking of two vessels.

•
Management fees charged by a related party— We incurred an aggregate of $1.8 million in management fees, for the six months ended June 30, 2009, compared to $1.7 million in management fees, for the six months ended June 30, 2008, reflecting the increase in the average number of vessels in our fleet for the six months ended June 30, 2009, compared to the six months ended June 30, 2008 and the corresponding increase in the number of calendar days of our fleet, as well as the adjustment to the management fee per day per vessel in line with the management agreement. We paid Allseas an average management fee of $765 per day per vessel during the six months ended June 30, 2009, which reflects an average management fee of $783 and $746 per day per vessel during the first and the second quarter in 2009, respectively, and an amount of $100,000 that was charged by Allseas to us for legal, accounting and finance services that were provided throughout the period. The management fee was adjusted according to the management agreement based on the Euro/U.S. dollar exchange rate, as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter.

We paid a management fee to Allseas of $764 and $831 per day per vessel in the first and the second quarter in 2008, respectively, pursuant to the management agreement for the management services. For the six months ended June 30, 2008 an amount of $100,000 was also paid for legal, accounting and finance services that were provided during the period, as per the agreement dated February 19, 2008.

•
Depreciation—Depreciation of vessels for the six months ended June 30, 2009, amounted to $17.2 million, compared to $15.7 million for the six months ended June 30, 2008, reflecting the increase in the average number of vessels in our fleet for the six months ended June 30, 2009, compared to the six months ended June 30, 2008.

•
General and administrative expenses—General and administrative expenses, for the six months ended June 30, 2009, were $2.0 million, including share-based compensation of $302,659, compared to $2.9 million general and administrative expenses, including the share-based compensation of $254,179, for the six months ended June 30, 2008. The $0.9 million decrease in general and administrative expenses relates mainly to the decreased cost by $0.6 million for professional services and other related costs incurred in connection with publicly listed company requirements. In addition, the decrease in general and administrative expenses is also due to the aggregate decrease of $0.3 million in the cost of remuneration to directors and officers, the decrease in other general and administrative expenses and the decrease in other expenses for officers and directors, which was partially offset by a small increase in share-based compensation for the six months ended June 30, 2009.

•
Impairment loss– For the six months ended June 30, 2009 an impairment loss was recorded as a result of the Company's intention to sell the MV Blue Seas in June 2009, which triggered an impairment test. In the six months ended June 30, 2009 and 2008, there were no events or changes in circumstances, other than the change related to the MV Blue Seas, indicating that the carrying amount of any vessels may not be recoverable and as a result no impairment was recorded.

•
Interest and finance costs—Interest and finance costs for the six months ended June 30, 2009 were $7.2 million, compared to $7.6 million for the six months ended June 30, 2008, resulting primarily from the decrease in the interest rates partly offset by the increase in the outstanding indebtedness incurred to acquire vessels.

•
Loss on interest rate swaps—Loss on interest rate swaps, for the six months ended June 30, 2009 of $0.5 million consists of unrealized gain of $2.2 million, representing a gain to record at fair value six interest rate swaps for the six months ended June 30, 2009 and realized expenses of $2.7 million incurred during the six months ended June 30, 2009. Loss on interest rate swaps for the six months ended June 30, 2008 of $1.1 million consists of unrealized loss of $0.7 million, representing a loss to record at fair value four interest rate swaps for the six months in 2008 and realized expenses of $0.4 million incurred during the six months in 2008.

•
Interest income—Interest income, for the six months ended June 30, 2009 was $364,166, compared to $880,628 for the six months ended June 30, 2008, reflecting differences in the average amount of cash on hand that was held in interest bearing accounts and lower interest rates on such deposits.

•
Foreign currency gain/(loss)—For the six months ended June 30, 2009, we had $19,738 in foreign currency gain, compared to $114,820 in foreign currency loss for the six months ended June 30, 2008. This change was due to fluctuations in the U.S. dollar exchange rate during the periods mainly versus to Euro.

•	Net income—As a result of the above factors, net income for the six months ended June 30, 2009 was $35.0 million, compared to $40.4 million net income for the six months ended 30, 2008.

Cash Flows

•
Our principal sources of funds for the six months ended June 30, 2009 have been (i) earnings before non-cash charges, (ii) borrowings under debt arrangements and (iii) the issuance of common shares. Our principal uses of funds have been (i) working capital requirements, (ii) principal and interest payments on our existing indebtedness and (iii) dividend payments to our common stockholders, Cash totaled$105.2 million in cash and cash equivalents at June 30, 2009, compared to $68.4 million at December 31, 2008. Working capital surplus was $69.4 million as of June 30, 2009, compared to $3.1 million as of December 31, 2008. This increase is mainly due to the increase in cash and cash equivalents by $36.8 million, the increase from December 31, 2008 in current restricted cash by $23.3 million and, to a lesser extent, to other fluctuations in the rest of current assets and current liabilities. We consider our liquidity sufficient for our operations for the next 12 to 24 months and we expect to finance all our working capital requirements from cash generated from the employment of our vessels. The overall cash position in the future may be negatively impacted by the recent severe decline in drybulk market rates if the current economic environment persists or worsens.

Operating Activities

•
Net cash from operating activities was $43.5 million for the six months ended June 30, 2009, compared to $39.4 million for the six months ended June 30, 2008, mainly due to the higher cash flows from charter hire, partly offset by the increase in commissions and operating expenses.

Investing Activities

•
Net cash used in investing activities was $40.0 million, for the six months ended June 30, 2009, which reflects a net increase by $40.0 million on restricted cash for the six months ended June 30, 2009. Net cash used in investing activities, for the six months ended June 30, 2008, was $5.4 million, which reflects the $7.9 million advance deposit placed for Friendly Seas that was delivered in August 2008, less a net decrease of $2.5 million in restricted cash for the six months ended June 30, 2008.

Financing Activities

•
Net cash from financing activities was $33.3 million for the six months ended June 30, 2009, which is the result of the repayment of long-term debt, net of proceeds, in the amount of $25.4 million, the net proceeds from the issuance of common shares of $61.9 million, the payments of financing costs of $0.2 million and by the dividends paid of $3.1 million. Net cash from financing activities was $16.5 million, for the six months ended June 30, 2008, which is the result of the proceeds from long-term debt, net of repayments, of $26.8, and the proceeds of the issuance of common shares from the exercise of warrants and options of $13.5 million, the payments of financing costs of $0.4 million and by the dividends paid of $23.4 million.

Loan Facilities

For information relating to our credit facilities, please see Note 10 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008.

Liquidity and Capital Resources

Our principal sources of funds are our operating cash flows, borrowings under our credit facilities and equity provided by our shareholders. Our principal uses of funds are capital expenditures to grow our fleet in the future, maintenance costs to ensure the quality of our drybulk carriers, compliance with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on loan facilities, and, with the discretion of our board of directors and subject to the consent of our lenders, pay dividends to our shareholders. If we do not acquire any additional vessels beyond our current fleet, we believe that our forecasted operating cash flows will be sufficient to meet our liquidity needs for the next 12 to 24 months assuming the charter market does not further deteriorate. If we do acquire additional vessels, we will rely on additional borrowings under credit facilities that we would seek to enter into, proceeds from existing and future equity offerings and revenues from operations to meet our liquidity needs going forward.

As of June 30, 2009, we had approximately $362.1 million of outstanding indebtedness, of which $49.4 million was payable within the next 12 months. We do not have any additional borrowing capacity under our current credit facilities, as amended during the first quarter of 2009. In addition, on the sale of MV Blue Seas the full amount of the outstanding loan ($25.8 million) will be due and payable and therefore will increase the short-term debt. Restricted cash increased by $40.0 million, to $46.0 million, as of June 30, 2009, from $6.0 million as of December 31, 2008, reflecting an increase in restricted cash requirements under the credit facility amendments we entered into in the first quarter of 2009.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk vessels and the selective sale of older drybulk vessels. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms. Our dividend policy will also impact our future liquidity position.

We have limited our exposure to interest rate fluctuations that will impact our future liquidity position through the swap agreements.

Interest Rate Swaps

For information relating to our swap agreements, please see Note 11 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008.

Subsequent Events

Dividend Declaration Subsequent to Quarter-End

On August 11, 2009, the Company's Board of Directors declared a quarterly dividend of $0.05 per share with respect to the second quarter of 2009, payable on September 7, 2009 to shareholders of record as of the close of business on August 25, 2009.

Sale of MV Blue Seas

On August 3, 2009, the Company entered into a Memorandum of Agreement for the sale of the vessel Blue Seas to an unrelated third party for $17.55 million less 3% commission. Under the terms of the Memorandum of Agreement the vessel is to be delivered to its new owner between September 14, 2009 and December 15, 2009.The exact delivery date is to be determined by the Seller. The Blue Seas has a carrying value of $17.9 million as of June 30, 2009. The loss on disposal is not expected to be significant.

Significant Accounting Policies and Critical Accounting Policies

For a description of all of our significant accounting policies, see Note 2 to our audited financial statements included in our annual report on Form 20-F for the year ended December 31, 2008. For a discussion on our critical accounting policies please see Item 5 included in our annual report on Form 20-F for the year ended December 31, 2008.

Recent Accounting Pronouncements:

For a description of recent accounting pronouncements, see Note 2 to our unaudited condensed consolidated financial statements included elsewhere herein.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2009:

1.	On an actual basis;

2.	On an as adjusted basis to give effect to the following transactions which occurred between July 1, 2009 and August 11, 2009:

•	the repayment of loans amounting to $3.5 million,
•	the reclassification of Blue Seas long-term debt of $23.2 million to current debt, due to the expected repayment in full of the loan upon the sale of the vessel,
•
the second quarter dividend of $0.05 per common share, declared on August 11, 2009 and payable on September 7, 2009 to shareholders of record as of August 25, 2009, computed based on common shares, representing the number of outstanding shares as of August 11, 2009, amounting to $2.3 million, and

•
the issuance of 3,004,000 common shares pursuant to the Controlled Equity Offering Sales Agreement with Cantor Fitzgerald & Co. as agent, dated April 15, 2009 (the "CEO Sales Agreement"), as amended on June 4, 2009, resulting in net proceeds of $11.7 million less offering expenses of $175,000; and

3.
On an as further adjusted basis to give effect to our issuance and sale of the remaining 2,136,000 common shares pursuant to the CEO Sales Agreement and the prospectus supplement, dated June 5, 2009, at an assumed offering price of $4.61 per share, the last reported closing price of our common stock on August 11, 2009, resulting in net proceeds of $9.6 million, on the basis of a commission of 3.0% of gross proceeds.

(in thousands of U.S. Dollars)	Actual	As adjusted	As Further Adjusted
Debt:
Current portion of long term debt	49,350	69,075	69,075
Long-term debt, net of current portion	312,785	289,585	289,585
Total Debt (1)	362,135	358,660	358,660
Shareholders' equity (2):
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued and outstanding	-	-	-
Class A common shares, $0.001 par value; 120,000,000 authorized on an actual, as adjusted and as further adjusted basis, 42,039,115 issued and outstanding on an actual basis, 45,043,115 issued and outstanding on as adjusted basis, and 47,179,115 issued and outstanding on as further adjusted basis	42	45	47
Class B common shares, $0.001 par value, 5,000,000 authorized, none issued and outstanding	-	-	-
Additional paid-in capital	381,579	393,135	402,684
Accumulated earnings	21,798	19,546	19,546
Total shareholders' equity	403,419	412,726	422,277
Total capitalization	$765,554	$771,386	$780,937
________________________

(1) All of our indebtedness is secured.

(2) The table does not reflect 32,000 outstanding stock options awarded under our equity incentive plan, at an exercise price of $12.00, or warrants to purchase 290,006 of our common shares at an exercise price of $10.00 per common share.

-Tables Follow-

Updated Fleet List

The following table represents our fleet as of August 11, 2009.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Friendly Seas	Supramax	58,779	2008
Total Supramax	2	112,481
Grand Total	12	765,137

Summary Fleet Data

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
FLEET DATA
Average number of vessels (1)	11	12
Available days for fleet (2)	1,976	2,142
Calendar days for fleet (3)	2,002	2,172
Fleet utilization (4)	99%	99%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	39,063	37,004
Time charter equivalent Adjusted (5)	31,438	32,704
Vessel operating expenses (6)	4,475	4,651
Dry-docking expenses (7)	311	30
Management fees (8)	847	810
General and administrative expenses (9) Adjusted	1,305	793
Total vessel operating expenses (10) Adjusted	6,938	6,284

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, dry-docks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to net revenue have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily dry-docking expenses is calculated by dividing dry-docking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees are calculated by dividing management fees by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, dry-docking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Six Months Ended June 30, 2008	Six Months Ended June 30, 2009
Time Charter Revenues	81,075,548	83,890,727
Less Voyage Expenses	(199,573)	(185,296)
Less Commission	(3,688,357)	(4,442,662)
Total Revenue, net of voyage expenses	77,187,618	79,262,769
Total available days	1,976	2,142
Time Charter Equivalent	39,063	37,004

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2008 and June 30, 2009
(Expressed in United States Dollars)
	December 31, 2008	June 30, 2009
Assets
Current assets
Cash and cash equivalents	68,441,752	105,247,538
Restricted cash	-	23,300,000
Trade receivables	372,965	1,121,634
Other receivables	1,209,230	1,749,483
Prepaid expenses	379,140	333,840
Due from management company	985,960	2,572,566
Inventories	885,665	885,812
Total current assets	72,274,712	135,210,873
Fixed assets
Vessels at cost	713,373,186	707,368,186
Less: accumulated depreciation	(51,142,696)	(68,342,339)
Total fixed assets	662,230,490	639,025,847
Other assets	1,787,988	1,150,913
Restricted cash.	6,010,000	22,710,000
Above market acquired time charters.	43,304	-
Other long-term receivables	74,760	860,284
Total Assets	742,421,254	798,957,917
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $500
and $419,521 as of December 31, 2008 and June 30, 2009 respectively)	2,538,796	2,521,226
Accrued expenses and dividends payable	4,098,929	1,923,709
Interest rate swaps	6,407,751	7,790,034
Deferred income	3,024,423	4,229,085
Current portion of long-term debt	53,150,000	49,350,000
Total current liabilities	69,219,899	65,814,054
Long-Term Liabilities
Long-term debt	334,335,000	312,785,000
Deferred income	703,863	-
Interest rate swaps	5,247,391	1,710,686
Below market acquired time charters	24,483,822	15,229,515
Total long-term liabilities	364,770,076	329,725,201
Total Liabilities	433,989,975	395,539,255
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued, none outstanding at December 31, 2008 and June 30, 2009	-	-
Class A common shares, $0.001 par value; 120,000,000authorized 27,138,515 issued and outstanding at December 31, 2008 and 42,039,115 issued and outstanding at June 30, 2009	27,139	42,039
Class B common shares, $0.001 par value; 5,000,000authorized, none issued and outstanding at December 31, 2008and June 30, 2009	-	-
Additional paid-in capital	318,515,490	381,578,519
Accumulated (deficit)/earnings	(10,111,350)	21,798,104
Total shareholders' equity	308,431,279	403,418,662
Total Liabilities and Shareholders' Equity	742,421,254	798,957,917

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Income
For the six months ended June 30, 2008 and 2009
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $15,066,986 and $9,211,003 for the six months ended June 30, 2008 and 2009, respectively)	81,075,548	83,890,727
Less: commissions	3,688,357	4,442,662
Net Revenue	77,387,191	79,448,065
Expenses/(Income)
Voyage expenses	199,573	185,296
Vessels operating expenses (including expenses charged by a
related party of $64,865 and $100,200 for the six months ended
June 30, 2008 and 2009, respectively)	8,959,711	10,101,182
Dry-docking expenses	622,458	64,257
Management fees charged by a related party	1,696,595	1,760,272
Depreciation	15,697,131	17,199,643
General and administrative expenses (including share based compensation of $254,179 and $302,659 for the six months ended June 30, 2008 and 2009, respectively)	2,865,970	2,026,252
Impairment loss	-	6,005,000
Gain from vessel early redelivery	-	(251,855)
Operating Income	47,345,753	42,358,018

Other Income/(Expenses)
Interest and finance costs	(7,571,130)	(7,206,311)
Loss on interest rate swaps	(1,076,962)	(534,371)
Interest income	880,628	364,166
Other income	912,351	-
Foreign currency (loss)/gain	(114,820)	19,738
Total Other Expenses, net	(6,969,933)	(7,356,778)
Net Income	40,375,820	35,001,240

Earnings per Class A common share, basic	$1.51	$1.17
Earnings per Class A common share, diluted	$1.50	$1.17
Weighted average number of Class A common shares, basic	26,601,327	29,962,927
Weighted average number of Class A common shares, diluted	26,961,407	29,962,927

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Shareholders' Equity
For the six months ended June 30, 2009
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated (Deficit)/ Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	14,900,600	14,900	63,063,029		63,077,929
Dividends declared (0.05 per share)				(3,091,786)	(3,091,786)
Net Income				35,001,240	35,001,240
Balance June 30, 2009	42,039,115	42,039	381,578,519	21,798,104	403,418,662

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statement of Cash Flows
For the six months ended June 30, 2008 and 2009
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2008	June 30, 2009

Cash flows from operating activities
Net Income	40,375,820	35,001,240
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	15,697,131	17,199,643
Impairment loss	-	6,005,000
Amortization of below and above market acquired time charters	(15,066,986)	(9,211,003)
Amortization of financing costs	282,381	825,125
Share based compensation	254,179	302,659
Unrealized loss/(gain) on interest rate swaps	662,890	(2,154,422)
Changes in assets and liabilities
Decrease/(Increase) in trade receivables	211,091	(748,669)
(Increase)/Decrease in other receivables	(736,007)	354,475
Decrease in prepaid expenses	189,197	45,300
Increase in inventories	(15,357)	(147)
Increase in due from management company	(203,799)	(1,586,606)
Increase in other long term receivables	(201,626)	(785,524)
Increase/(Decrease) in trade accounts payable	935,226	(17,570)
Decrease in accrued expenses	(1,925,885)	(2,209,617)
Decrease in due to management company	(1,642,805)	-
Increase in deferred income	591,735	500,799
Net cash from operating activities	39,407,185	43,520,683
Cash flow from Investing Activities
Advances for vessel acquisitions	(7,925,000)	-
Repayment of restricted cash	3,000,000	-
Increase in restricted cash	(500,000)	(40,000,000)
Net cash used in investing activities	(5,425,000)	(40,000,000)
Cash flows from financing activities
Proceeds from long-term debt	60,000,000	30,000,000
Repayment of long-term debt	(33,190,000)	(55,350,000)
Payment of financing costs	(434,289)	(188,050)
Proceeds from the issuance of Class A common shares	13,517,250	64,213,820
Class A common share offering costs		(2,298,881)
Dividends paid	(23,404,540)	(3,091,786)
Net cash from financing activities	16,488,421	33,285,103
Net Increase in cash and cash equivalents	50,470,606	36,805,786
Cash and cash equivalents at the beginning of the period	31,328,637	68,441,752
Cash and cash equivalents at the end of the period	81,799,243	105,247,538

Paragon Shipping Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars except for number of shares data)

1. Basis of Presentation and General Information

Basis of Presentation: Paragon Shipping Inc. is a public company incorporated in the Republic of the Marshall Islands on April 26, 2006 to act as a holding company. In December 2006, the Company established a branch in Greece under the provision of Law 89 of 1967, as amended. The accompanying consolidated condensed financial statements include the accounts of Paragon Shipping Inc., and its wholly owned vessel owning subsidiaries (collectively the "Company") as noted in Note 1 to the  consolidated financial statements for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Paragon Shipping Inc., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the statements. Interim results are not necessarily indicative of results that may be expected for the year ended December 31, 2009. These financial statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F.

2. Significant Accounting Policies

A summary of the Company's significant accounting policies is identified in Note 2 of the Company's consolidated financial statements for the year ended December 31, 2008 included in the Company's Annual Report on Form 20-F.  There have been no changes to the Company's significant accounting policies other than listed below.

Recent Accounting Pronouncements: In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." The new standard provides a single definition of fair value, together with a framework for measuring it and requires additional disclosure about the use of fair value to measure assets and liabilities. While the statement does not require any new fair value measurements, it does change certain current practices. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

The effective date of SFAS 157 had been delayed for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis, until January 1, 2009 for calendar year end entities. The Company has adopted SFAS 157 for financial assets and liabilities for the fiscal year starting January 1, 2008. The Company has also adopted SFAS 157, as it relates to nonfinancial assets and liabilities, starting January 1, 2009 and its adoption did not have a material impact on its financial position, results of operations or cash flows.

In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FASB No. 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company's adoption of SFAS 161 starting January 1, 2009, did not have a material impact on its financial position, results of operations or cash flows as it relates to expanded disclosures.

On June 16, 2008, the FASB issued FSP EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted FSP EITF 03-6-1 as from January 1, 2009 and applied this standard retrospectively. As a result, basic earnings per share were reduced by $0.01 for the six months ended June 30, 2008.

In April 2009, the Financial Accounting Standards Board (FASB) issued Staff Position ("FSP") Interim Disclosures about Fair Value of Financial Instruments ("No. SFAS 107-1 and APB 28-1"). The FSP amends FASB Statement ("SFAS") No. 107, Disclosures about the Fair Value of Financial Instruments, and APB No. 28, Interim Financial Reporting to include disclosures about the fair value of its financial instruments whenever summarized financial information for interim reporting periods is issued. The FSP is effective for interim periods ending after June 15, 2009. The adoption of FSP SFAS 107-1 and APB 28-1 did not have a material impact on its consolidated financial statements.

In May, 2009, the FASB issued SFAS No. 165 "Subsequent Events"("SFAS No. 165"), which provides guidance on management's assessment of subsequent events. SFAS 165:

-Clarifies that management must evaluate, as of each reporting period (i.e. interim and annual), events or transactions that occur after the balance sheet date "through the date that the financial statements are issued or are available to be issued."
-Does not change the recognition and disclosure requirements in AICPA Professional Standards, AU Section 560, "Subsequent Events" ("AU Section 560") for Type I and Type II subsequent events; however, Statement 165 refers to them as recognized (Type I) and nonrecognized subsequent events (Type II).
-Requires management to disclose, in addition to the disclosures in AU Section 560, the date through which subsequent events have been evaluated and whether that is the date on which the financial statements were issued or were available to be issued.
-Indicates that management should consider supplementing historical financial statements with the pro forma impact of nonrecognized subsequent events if the event is so significant that disclosure of the event could be best made through the use of pro forma financial data. SFAS 165 is effective prospectively for interim or annual financial periods ending after June 15, 2009. Adoption of SFAS No. 165 in the second quarter of 2009 did not have significant impact on the Company's financial statements.

In June, 2009 the FASB issued Statement No. 168, FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (SFAS No. 168), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification's content will carry the same level of authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative." Statement 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company will adopt SFAS No. 168 in the third quarter of 2009 and does not expect this standard will have an impact on the Company's financial statements.

3. Vessels, Net

The Company did not take delivery of or dispose of any vessels during the six months ended June 30, 2009. The movement in the net vessels during the six months period ended June 30, 2009 is attributable to the depreciation charge of $17.2 million and an impairment charge of $6.0 million.

The impairment loss arose as a result of the Company's intention to sell one of its vessels. As a result, the undiscounted cash flow analysis for this vessel indicated that the vessel was impaired as of June 30, 2009. Measurement of the impairment loss is based on the fair value of the asset which is determined based on estimated cash flows to be derived from the vessel in use to estimated delivery date and  the net sales proceeds. As noted in Note 8, an agreement to sell the vessel was signed on August 3, 2009 at which date it met all the criteria for asset held for sale classification.

4. Long-Term Debt and Restricted Cash

Debt	December 31 , 2008	June 30, 2009
Long-term debt	$334,335,000	$312,785,000
Current portion of long-term debt	53,150,000	49,350,000
Total long-term debt	$387,485,000	$362,135,000

On March 30, 2009, the Company entered into a secured revolving credit facility with the Bank of Ireland for up to $30.0 million for the purpose of refinancing a secured revolving credit facility entered into on June 6, 2008. Upon draw down of the $30.0 million refinancing facility, the existing loan facility was fully repaid. In addition, the Company concluded supplemental agreements for the remaining facilities during the three month period ended March 31, 2009. Details of the  amendments to the loan facilities and of the new facility are discussed in Note 10 of our consolidated financial statements for the year ended December 31, 2008 included in our annual report on Form 20-F. In accordance with the terms of the amended loan agreements and new loan facility, the Company has agreed to maintain certain minimum cash accounts. As a result the Company's restricted cash has increased by $40.0 million from December 31, 2008 and amounts to $46.0 million as of June 30, 2009 of which $23.3 million is current and $22.7 million is long term.

The decrease in total long-term debt is attributable to the scheduled loan repayments of $25.4 million, as well as, the draw down of the $30.0 million refinancing facility, which was offset in full by the repayment of the existing loan facility.

5. Financial Derivative Instruments

The Company enters into interest rate swap transactions to manage interest costs and the risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. These interest rate swap transactions fix the interest rates based on predetermined ranges in current LIBOR rates. As of June 30, 2009, the Company's outstanding interest rate swaps had a combined notional amount of $260 million.

The Company's interest rate swaps did not qualify for hedge accounting. Under SFAS 133, the Company marks to market the fair market value of the interest rate swaps at the end of every period and reflects the resulting unrealized loss during the period in "Loss on interest rate swaps" on its consolidated condensed statement of income as well as presenting the fair value at the end of each period in the balance sheet. Information on the location and amounts of derivative fair values in the condensed consolidated balance sheets and derivative losses in the condensed consolidated income statements are shown below:

	Liability Derivatives
		December 31, 2008	June 30, 2009
Interest Rate Swaps not designated as hedging instruments under Statement 133	Balance Sheet Location	Fair Value	Fair Value
Interests rate contracts	Current liabilities – Interest rate swaps	$6,407,751	$7,790,034
Interest rate contracts	Long-Term Liabilities – Interest rate swaps	5,247,391	1,710,686
Total derivatives		$11,655,142	$9,500,720

		Six Months Ended	Six Months Ended
Derivatives Instruments not designated as hedging instruments under Statement 133	Location of (Loss)/Gain Recognized	June 30, 2008	June 30, 2009
Interest rate swaps – Fair value	Loss on interest rate swaps	$(662,890)	$2,154,422
Interest rate swaps – Realized Loss	Loss on interest rate swaps	(414,072)	(2,688,793)
Total loss on interest rate swaps		$(1,076,962)	$(534,371)

The Company's interest rate swap agreements are based on LIBOR swap rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy as defined in SFAS 157. The following table summarizes the valuation of our financial instruments as of June 30, 2009.

		Fair Value Measurement at Reporting Date Using
	Total	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
		(Level 1)	(Level 2)	(Level 3)
Interest rate swaps	9,500,720	-	9,500,720	-

6. Earnings per Share (EPS)

All shares issued (including the restricted shares issued under the Equity Incentive Plan, as amended) are the Company's common stock and have equal rights to vote and participate in dividends.  The calculation of basic earnings per share, does not consider the non vested shares as outstanding until the time-based vesting restriction has lapsed.  Income attributable to restricted shares is deducted from the net income reported for purposes of calculating net income available to common shareholders for the computation of basic earnings per share.

The Company excluded the dilutive effect of 32,000 stock option awards, 290,006 warrants and 100,434 restricted shares in calculating dilutive EPS for our Class A Common Shares as of June 30, 2009, as they were anti-dilutive.

The following table sets forth the computation of basic and diluted net income per share for the six months ended June 30, 2008 and 2009:

	Six Months Ended	Six Months Ended
Numerators	June 30, 2008	June 30, 2009
Net income	$40,375,820	$35,001,240
Less: Income attributable to restricted shares	(151,039)	(83,620)
Net Income available to common shareholders	$40,224,781	$34,917,620
Denominators
Weighted average common shares outstanding, basic	26,601,327	29,962,927
Effect of dilutive securities	360,080	-
Weighted average common shares outstanding, diluted	26,961,407	29,962,927
Net income per common share:
Basic	$1.51	$1.17
Diluted	$1.50	$1.17

7. Contingencies

From time to time the Company expects to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. As of June 30, 2009 the Company is not aware of any other claim or contingent liability, which should be disclosed, or for which a provision should be established in the accompanying financial statements.

8. Subsequent Events

On August 3, 2009, the Company entered into a Memorandum of Agreement for the sale of the vessel Blue Seas to an unrelated third party for $17.55 million less 3% commission. Under the terms of the Memorandum of Agreement the vessel is to be delivered to its new owner between September 14, 2009 and December 15, 2009. The exact delivery date is to be determined by the Seller. The Blue Seas has a carrying value of $17.9 million as of June 30, 2009. The loss on disposal is not expected to be significant.

On August 11, 2009, the Company's Board of Directors declared a quarterly dividend of $0.05 per share with respect to the second quarter of 2009, payable on September 7, 2009 to shareholders of record as of the close of business on August 25, 2009.

Management has evaluated events through to August 12, which is the date on which the financial statements were issued.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: August 12, 2009	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 1021745